January 16, 2013

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Intermediate Duration Quality Municipal Term Fund (333-185471; 811-22779)

Dear Mr. Brown:

This letter responds to the comments contained in your letter dated January 10, 2013 regarding the registration statement on Form N-2 (the “Registration Statement”), filed on December 14, 2012 with respect to Common Shares of the Nuveen Intermediate Duration Quality Municipal Term Fund (the “Fund” or the “Registrant”). For convenience, each of your comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined on page 5) in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” Please state in this paragraph that this policy will require a shareholder vote to change.

Response: To avoid unnecessary repetition of the shareholder approval requirement, the “Investment Objectives” section in the Prospectus Summary on page 2 provides, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without shareholder approval.” The referenced policy is identified as fundamental in the Prospectus Summary (see, e.g., the first sentence of the “Portfolio Contents” section on page 2). The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

Securities and Exchange Commission

January 16, 2013

The following disclosure has been added to the second paragraph of page 22 of the prospectus under “The Fund’s Investments–Investment Objectives and Polices”:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax is considered fundamental and may not be changed without shareholder approval.

2. Comment: The third sentence of the paragraph under “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality.” Please state in this paragraph that this policy may not be changed without 60 days’ prior notice to shareholders.

Response: To avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following disclosure has been added to the second paragraph of page 22 of the prospectus under “The Fund’s Investments–Investment Objectives and Polices”:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Shareholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

3. Comment: The last sentence of the paragraph under “Portfolio Contents” states that “[t]he Fund will maintain a “levered effective duration” ranging between 3 and 10 years, which takes into account the effects of leverage (the combination of both structural and portfolio leverage) and optional call provisions of the municipal securities in the Fund’s portfolio.” Please explain in this section or in the Prospectus Summary how leverage and optional call provisions will be taken into account.

Response: The prospectus includes a detailed discussion of how leverage and optional call provisions will be taken into account for purposes of calculating portfolio duration in the section “The Fund’s Investments–Investment Objectives and Polices” on page 23. The Prospectus Summary contains a cross-reference to this discussion on page 2 in the second paragraph under “Fund Strategies.” The Registrant believes this is an appropriate placement of the more detailed discussion.

Securities and Exchange Commission

January 16, 2013

Prospectus Summary (pages 1 - 19)

4. Comment: The first sentence of the first paragraph under “Portfolio Contents” states that “[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets (as defined on page 5) in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” Similar to Comment 1, please state in an appropriate place in this section that this policy will require a shareholder vote to change.

Response: As noted in response to Comment 1, the Prospectus Summary (page 2) already states that Fund policies identified as fundamental may not be changed without shareholder approval. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

5. Comment: The third sentence of the first paragraph under “Portfolio Contents” states that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality.” Similar to Comment 2, please state in an appropriate place in this section that this policy may not be changed without 60 days’ prior notice to shareholders.

Response: To avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following disclosure has been added to the second paragraph of page 22 of the prospectus under “The Fund’s Investments–Investment Objectives and Polices”:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Shareholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

6. Comment: The first sentence of the second paragraph under “Portfolio Contents” on page 3 states that “[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments that create exposure to municipal bonds, notes and securities and that provide for the payment of interest income that is exempt from regular federal income tax.” Will the Fund count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the 1940 Act? If yes, please confirm that the Fund counts derivatives based on their market value, rather than their notional value.

Securities and Exchange Commission

January 16, 2013

Response: The Registrant provides supplementally that for purposes of complying with the 80% requirement of Rule 35d-1 under the 1940 Act, the Fund generally uses mark-to-market value for derivatives held by the Fund; however, there may be instances where notional value would be more appropriate, depending on the type of derivative and its function within the Fund’s investment portfolio.

7. Comment: The second to last sentence of the second paragraph under “Portfolio Contents” on page 3 states that the Fund may invest in inverse floating rate securities. Please explain to us how the Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities. If segregation of assets is used, please confirm that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund’s obligation.

Response: The Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities by segregating assets in amounts necessary to cover its potential repayment obligation in connection with the inverse floating rate securities (the value of the principal and interest owned thereon). The Registrant confirms supplementally that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund’s obligation. Additionally, disclosure regarding the segregation of assets to cover the potential repayment obligation in connection with inverse floating rate securities can be found on page 30 of the prospectus. The disclosure on page 30 states “The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts.”

8. Comment: The first sentence of the fifth paragraph under “Portfolio Contents” on page 3 states that “[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objectives.” The second sentence states that “[s]uch instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments.” Please confirm that the second sentence lists all of the derivatives in which the Fund intends to invest as a principal investment strategy. If the Fund intends to invest in other derivatives as a principal investment strategy, please list these derivatives in this section. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Confirmed.

9. Comment: The first sentence of the fourth paragraph under “Leverage” on page 7 states that “[t]he Fund pays a management fee to Nuveen Fund Advisors (which in turn pays a portion of its fee to the Fund’s subadviser, Nuveen Asset Management) based on a percentage of Managed Assets.” Please confirm to us that the Fund’s management fees will not be based on the notional value of derivatives.

Securities and Exchange Commission

January 16, 2013

Response: Confirmed.

10. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on page 7. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

11. Comment: The second to last sentence of the second paragraph under “Investment Adviser and Subadviser” on page 8 states that “[a]ccording to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds, with over 115 funds.” The last sentence of the second paragraph under “Investment Adviser and Subadviser” on page 8 states that “Nuveen Investments has approximately $55 billion in closed-end fund assets under management as of September 30, 2012.” Please revise this disclosure to include more updated information from Morningstar, if available.

Response: Agreed. The information has been updated.

Summary of Fund Expenses (pages 20-21)

12. Comment: The first sentence of the second paragraph under “Summary of Fund Expenses” on page 20 states that “[t]he Annual Expenses table below assumes the issuance of Preferred Shares in an aggregate amount equal to [    ]% of the Fund’s Managed Assets (assuming an interest rate on Preferred Shares of [    ]%, which is subject to change based on prevailing market conditions), and shows Fund expenses as a percentage of net assets attributable to Common Shares.” Please explain to us when and how these numbers will be determined.

Response: The Fund’s pre-effective amendment no. 1 includes the referenced information. The cost of the Preferred Shares will be established through negotiation with the purchaser of the shares as a fixed rate spread above the money market benchmark for the highest rated tax exempt securities, the SIFMA Index (Securities Industry and Financial Markets Association’s 7-day tax exempt municipal swap rate). Based upon current market conditions,

Securities and Exchange Commission

January 16, 2013

discussions with prospective investors and other similar preferred shares issued by other Nuveen funds, the rate is expected to be 1.15%. As discussed elsewhere in the prospectus, the Fund expects to issue Preferred Shares when the proceeds of the Common Share offering have been substantially invested.

The Fund’s Investments (Pages 22-33)

13. Comment: The fifth sentence of the second paragraph under “Investment Objectives and Policies” on page 22 states that “[u]nder normal circumstances and as a fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax.” Please clarify in this section that this policy may only be changed by vote of the shareholders (or include a cross-reference to the section where this disclosure is made).

Response: Agreed. The following disclosure has been added to the second paragraph of page 22 of the prospectus under “The Fund’s Investments–Investment Objectives and Polices”:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax is considered fundamental and may not be changed without shareholder approval.

14. Comment: The sixth sentence of the second paragraph under “Investment Objectives and Policies” on page 22 states that “[u]nder normal circumstances and as a non-fundamental policy, the Fund will invest at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality.” Please state in an appropriate part of this section that this policy may only be changed following 60 days’ notice to shareholders.

Response: Agreed. The following disclosure has been added to the second paragraph of page 22 of the prospectus under “The Fund’s Investments–Investment Objectives and Polices”:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Shareholders.

Management of the Fund (Pages 47-49)

15. Comment: The second paragraph under “Nuveen Asset Management–Subadviser” describes Daniel Close’s current positions with Nuveen Asset Management. The third

Securities and Exchange Commission

January 16, 2013

paragraph describes Mr. Close’s positions with Nuveen Asset Management prior to his current positions. However, there is no indication of when Mr. Close assumed his current positions. Please disclose in this section the dates that Mr. Close assumed his current positions with Nuveen Asset Management.

Response: Agreed. The disclosure now includes the dates that Mr. Close assumed his current positions with Nuveen Asset Management.

Tax Matters (Pages 57-60)

16. Comment: Please update the sixth and ninth paragraphs under “Tax Matters” on pages 58 and 59 (and any other affected paragraphs) to reflect the current state of the federal tax laws.

Response: Agreed. The Registration Statement has been revised to reflect the current state of the federal tax laws.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Composition (Pages 8- 21)

17. Comment: The first paragraph under “Limitations on the Use of Futures, Futures Options and Swaps” describes certain amendments to CFTC regulations. Please update this section to reflect the current state of the amendments. Please disclose in this section whether the Fund will comply with amended Regulation 4.5’s requirements, or whether Nuveen Fund Advisors or Nuveen Asset Management will register with respect to the Fund as a commodity pool operator with the CFTC.

Response: Agreed. The first paragraph under “Limitations on the Use of Futures, Futures Options and Swaps” has been updated to reflect the current state of the CFTC regulation amendments, and to disclose that the Fund intends to comply with amended Regulation 4.5’s requirements.

18. Comment: The paragraph under “Total Return Swaps” on page 16 indicates that the Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Securities and Exchange Commission

January 16, 2013

Response: The Registrant is aware of this possibility, and notes that the following disclosure appears in the paragraph headed “Derivatives Risk, Including the Risk of Swaps” in the Prospectus Summary (page 17):

The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.

Portfolio Transactions and Brokerage (Page 46)

19. Comment: Please either confirm to us that the Fund does not execute any commission based trades or state in this section whether persons acting on behalf of the Fund are authorized to pay a broker a commission in excess of that which another broker might have charged for effecting the same transaction because of the value of brokerage or research services provided by the broker. If applicable, please also explain that research services furnished by brokers through whom the Fund effects securities transactions may be used by the Investment Adviser in servicing all of its accounts and that not all the services may be used by the Investment Adviser in connection with the Fund; or, if other policies or practices are applicable to the Fund with respect to the allocation of research services provided by brokers, concisely explain the policies and practices. See Instructions 3 and 4 to Item 21.3. of Form N-2.

Response: The Fund does not execute any commission based trades and accordingly the referenced disclosure is not applicable.

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We believe that this information responds to all of your comments. If you should require additional information, please call Fatima Sulaiman at 202.778.9082 or Matt Cohen at 312.807.4360.

Very truly yours,

/s/ Fatima Sulaiman
Fatima Sulaiman

Enclosures
Copies (w/encl.) to	Mark Winget
Kevin McCarthy
Clifford Cone